SEC FILE NUMBER 001-09727

CUSIP NUMBER 70322H 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):   ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D  ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:	December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

.PATIENT SAFETY TECHNOLOGIES, INC.

Full Name of Registrant

Former Name if Applicable

TWO VENTURE PLAZA, SUITE 350

Address of Principal Executive Office (Street and Number)

IRVINE, CA 92618

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Our annual report on Form 10-K for the annual period ended December 31, 2010 cannot be filed within the prescribed time period without unreasonable expense or delay based on delays experienced in the finalization of the audit of our December 31, 2010 financial statements and our annual report on Form 10-K as a result of our recent focus on completing a significant equity financing.   The Company’s annual report on Form 10-K is expected to be filed within the 15 calendar day extension permitted by the rules of the Securities and Exchange Commission.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

DAVID C. DREYER, CFO	949	387-2277
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒   No ☐

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒  No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following estimates are provided with respect to the fiscal year ended December 30, 2010.

Revenue: $14.8 million, which included $8.9 million of sales shipped to Cardinal Health, our distributor, as a part of the First Forward Order described in our prior SEC filings.  This compares to revenue of $4.5 million for the fiscal year ended December 31, 2009.  The principal factors for the revenue increase in 2010 are the $8.9 million of sales shipped to Cardinal Health as a part of the First Forward Order, and growth in sales to new customers resulting from increased market penetration.

Gross profit: $7.5 million.  This compares to $1.8 million for the fiscal year ended December 31, 2009, with the  principal factor in this change being the sales increases described above.

Operating expenses:  $9.7 million.   This compares to $12.6 million for the fiscal year ended December 31, 2009. The principal factor in this change was management’s cost reduction and restructuring initiative as described in our prior SEC filing.

As a result, the Company estimates that it will report an operating loss of $2.2 million. This compares to an operating loss of $10.8 million  for the fiscal year ended December 31, 2009.  The principal factors in this change were the increases in gross profit from the sales growth described above along with the significant reduction in operating expenses resulting from management’s cost reduction and restructuring initiative.

The Company is not able to able to provide definitive estimates of other operational measures until the Company completes its preparation and review of the financial statements and related disclosures that need to be included in the Form 10−K.

Results noted in the foregoing estimates for the year ended December 31, 2010 remain subject to further adjustment, and actual results may differ from the estimated amounts.

Patient Safety Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	03/30/2011	By	/s/ David C. Dreyer
David C. Dreyer, Chief Financial Officer